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                                                                    Exhibit 23.4




Ladies and Gentlemen:

We consent to the use of our Southeast U.S. Electricity Market Study (the "Report") in the Prospectus (including any amendments or supplements thereto) relating to the offering of 9.50% Senior Secured Bonds due 2030 of Tenaska Georgia Partners, L.P. ("TGP") constituting part of the registration statement on Form S-4 of TGP (the "Prospectus"). In addition, we consent to the inclusion of the summary of the Report under the heading "Prospectus Summary--Independent Consultants' Reports--Independent Market Consultant's Report" in the Prospectus and to the reference to us as experts under the heading "Experts" in the Prospectus.


Resource Data International



By:
Name:    Douglas M. Logan
         Principal
         January 4, 2000